Exhibit 2
SCHEDULE 13D

CUSIP No. 685317109	Page 14 of 15 Pages
Confidential
October 29, 2008
Stone Douglass
Ted Roth
David Mitchell
c/o Orange 21, Inc.
2070 Las Palmas Drive
Carlsbad, California 92011
Dear Messrs. Douglass, Roth and Mitchell:
     I am writing to follow up on the due diligence data request which you sent to us on October 24, 2008. I have addressed this response to the people who were copied on the initial diligence request, under the assumption that the three of you represent the Board of Directors of Orange 21 (“Board”) as a special committee on matters relating to our proposal dated October 16, 2008. As I stated in the last meeting of the Board on October 22, 2008, I strongly believe that the fiduciary duties of the Board require the formation of such a committee, to be comprised of independent members of the Board. Please confirm that such a committee has been formed or let me know if there are others that I should be addressing on this matter.
     With respect to the diligence request itself, please find attached information addressing bullets 1 through 4 of your diligence request. As you noted in your request, bullets 5 through 7 of your request are more appropriate for discussion between the two parties. We have also included a diligence request list that will allow us to continue to work through the structuring of the transaction. While it would be helpful, it is not critical that we receive this information before our next conversation.
     We would like to begin those discussions on the remaining diligence items and on our proposal as a whole as soon as possible given the challenging economic environment and our understanding of Orange 21’s financial position. Please let us know if you are available to meet with me and others from No Fear early next week. We are available anytime on Monday and Tuesday, November 3rd or 4th. If we have not heard from you by noon on Friday, October 31, 2008, we intend to file this letter and our subsequent communications with the Securities and Exchange Commission on Schedule 13D and initiate discussions with certain Orange 21 shareholders.
Very Truly Yours,
/s/ Mark Simo
Mark Simo
CEO